Exhibit 99.1

NI FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Caledonia Mining Corporation (“Company”)
Suite 1710, 1177 West Hastings Street
Vancouver, BC  V6E 2L3

Item 2 Date of Material Change

December 30, 2012

Item 3 News Release

The material change is described in News Releases issued by the Company dated

•	November 19, 2012
•	January 3, 2013

The News Releases were disseminated through normal news release disseminators in Canada, the United States and England.

Item 4 Summary of Material Change

The Company will hold a meeting of its shareholders January 24, 2013 to consider Special Resolutions to reduce the Company’s stated capital and to consolidate its issued shares on a 1 new for 10 old basis.

Item 5  Full Description of Material Change

The Company will hold a Special General Meeting of its shareholders at 9:30 a.m. on January 24, 2013 at 44-01 – 44th Floor, 40 King Street West, Toronto, Ontario. The Meeting will be asked to pass two Special Resolutions, to:

(a)
Approve   the   reduction   of   the   Company’s   stated   capital   from   $196,677,000   to $56,677,000 which will put the Company in a legal position where it can commence paying dividends. The Company has announced that if the Special Resolution is passed it will immediately declare a dividend of a half-cent per issued unconsolidated common share.

(b)	Consolidate the Company’s shares on a 1 new for 10 old basis – thereby consolidating the 514,461,780 issued shares to 51,446,178 consolidated shares.

It is anticipated that, following the share consolidation, the consolidated shares will be listed for trading on the Toronto Stock Exchange.

Item 6  Reliance on subsection 7.1(2) of National Instrument 51-102.

Nil

Item 7  Omitted Information

Nil

Item 8  Executive Officer

The name and business telephone number of the executive officer of the Company who is knowledgeable about the material change and this Report:

Carl R. Jonsson
Chairman of the Board, Director and Secretary
Tel: (604) 640-6357
email:  jonsson@securitieslaw.bc.ca

Item 9  Date of Report

January 16, 2013